Exhibit 99.1

Scorpio Bulkers Inc. Announces Commitment for a $12.5 Million Loan Facility and Completion of Bank Financing for all 60 Vessels in its Fleet
MONACO--(Marketwired - Nov 19, 2015) - Scorpio Bulkers, Inc. (NYSE: SALT) (the "Company") announced today that it has received a commitment from a major European financial institution for a loan facility of up to $12.5 million (the "Facility"). Including the Facility, the Company has now either signed credit facility agreements or received commitments for all 60 vessels in its fleet.
The proceeds of the Facility will finance a portion of the purchase price of one Ultramax vessel that was delivered to the Company in Q4 2015 from Imabari Shipbuilding Co. Ltd. The Facility has a final maturity of five years from the date of signing. The terms and conditions of the Facility, including covenants, are similar to those in the Company's existing credit facilities and customary for facilities of this type. The closing of the Facility is subject to customary conditions precedent, including the execution of definitive documentation.
Including the Facility, the Company has now either signed credit facility agreements or received commitments for all 60 vessels in its fleet.
About Scorpio Bulkers Inc.
Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities. Scorpio Bulkers Inc. currently owns 30 vessels, consisting of five Capesize, 10 Kamsarmax vessels and 15 Ultramax vessels with an average age of 0.4 years. The Company also time charters-in ten dry bulk vessels (consisting of one Handymax, one Ultramax, three Supramax, one Panamax, two Kamsarmax and two Post-Panamax vessels) and has contracted for 30 dry bulk vessels consisting of six Capesize vessels, 11 Kamsarmax and 13 Ultramax), from shipyards in Japan, South Korea and China. Upon final delivery of all of the vessels the owned fleet is expected to have a total carrying capacity of approximately 5.4 million deadweight tonnes. Additional information about the Company is available on the Company's website www.scorpiobulkers.com, which is not a part of this press release.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Exhibit 99.1

Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)

www.scorpiobulkers.com